

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 5, 2018

Via E-Mail
Ted O'Donnell
Chief Financial Officer
Pareteum Corporation
100 Park Avenue
New York, NY 10017

> **Re: Pareteum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 29, 2017**
> **File No. 1-35360**

Dear Mr. O'Donnell:

We refer you to our comment letter dated December 29, 2017 regarding potential business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director